TRI-COUNTY INDUSTRIAL PARKS #6 LLC
8320 NE HWY. 99
VANCOUVER, WA. 98665
TELEPHONE (360) 566-8192
FAX (360) 546-1737

January 21, 2009

Powin Corporation
6975 SW Sandburg Road #326
Tigard OR 97223

RE: Reconciliation of real Property Taxes #12

Dear Tenant:

After the reconciliation for the 08-09 tax year for Tri-County Industrial Park, there is a balance due in the sum of $520.40.

Please remit the sum of $520.40 to our office with your February 2009 rent.

Copies of the tax billings for the 08-09 tax years are enclosed as well as a breakdown of assessments for each building at Tri-County Industrial Park.

For your information, following is the formula used to determine you pro rata share of the taxes due per the terms of your lease with Tri-County Industrial Parks #6 LLC.

Building Taxes

1. Building 12 is 7.95% of tax lot 1500
2. Taxes due on Building 12 are $4,826.74
3. Your pro rata share of the building 76.920%
4. $4,826.74 x 76.920% = $3,712.73

Land Taxes

1. Taxes on the land are $70,291.27
2. Your percent of the land is 2.660%
3. $70,291.27 x 2.660%= $1,869.75

Summary

Tenants tax due on building:	(2008-2009)	$	3,712.73
Tenants tax due on land:	(2008-2009)	$	1,869.75
Sub total		$	5,582.48
Less tax paid	(2007-2008)	$	5,062.08
Total Due		$	**520.40**

01/28/09, CK# [illegible] ($563.77)

According to this reconciliation, the following amount is due February 1, 2009 and each month thereafter until further notice:

Rent	$	4,200.00
CAM	$	619.62
Taxes	$	465.21
Road Maintenance	$	85.23
Insurance	$	62.18
Water	$	14.02
Sewer	$	103.12 (1/23 ᴬ)
Total Due	$	5,549.38 − 5506.01 = 43.37

#12

01/28/09, CK# 1417 ($563.77)

Prompt payment of this bill will be greatly appreciated. A 1 ½ %, monthly service charge, or the maximum allowed by law, will be charged on the unpaid balance.

If you have any questions you may contact our office at the above number.

TRI-COUNTY INDUSTRIAL PARK, INC.

By: _Tom Howie_

Tom Howie, Leasing Coordinator

Enclosures

Cc: Accounting